UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   12/29/06

Mr. Clive Barwin
President, CEO and Secretary
Melt Inc.
22912 Mill Creek Dr., Suite D
Laguna Hills, CA 92653

RE: Melt, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
Filed November 14, 2006
File No. 333-109990

Dear Mr. Barwin:

We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Please provide a
written response to our comments. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended De cember 31, 2005

Management' s Discussion and Analysis and Plan of Operation, page12

1. Where you describe more than one business reason for a significant change in a
financial statement line item between periods, please quantify in future filings,

where possible, the incremental impact of each individual business reason on the overall change. For example, please quantify in dollars the:

• increase or decrease in product revenues of corporate owned stores, franchise revenues, and product and equipment sales to franchised stores in your analysis and discussion of revenues;
• increases in selling, general and administrative expenses as a result of new stores; and
changes in the expense components identified in your analysis and discussion of general and administrative expenses, such as development costs, organizational fees, and business travel.

Please also provide an analysis of the underlying reasons for each significant change you identify. Please refer to Item 303(b) of Regulation S-B and SEC Release No. 33-8350.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

2. Your audit report states that the auditors conducted their audits "in accordance with of the Public Company Accounting Oversight Board (United States)." Please ensure your auditors revise their report in future filings to reference "the standards" of the Public Company Accounting Oversight Board (United States). Consolidated Statements of Operations, page 5

3. It does not appear that losses on disposal of fixed assets are items that should be classified as non-operating expenses. In future filings, please revise to classify gains and losses on disposal of fixed assets in operating income.
Notes to the Consolidated Financial Statements

Note 1 - Nature of Organization

h. Revenue Recognition, page 11
4. Please revise to disclose, if true, that you recognize sales from corporate owned retail stores when earned, which is when cash is received from your customers. Further disclose, if true, that you recognize royalty revenues when earned and when it becomes receivable from your franchisees.

5. We note that you recognize a portion of your franchise fee revenue prior to commencement of operations by the franchisee. Citing applicable accounting guidance, please tell us why it is appropriate to recognize franchise fee revenue at the time the franchise agreement is signed rather than at the commencement of operations by the franchisee. Please be advised that franchise fee revenue should only be recognized when all material services or conditions relating to the sale have been substantially performed, and that commencement of operations is presumed to be the earliest point at which substantial performance has occurred. In responding to our comment, please clarify the services and/or assets you provide your franchisees in exchange for the initial fees. For example, please tell us and disclose the portions of the initial franchise fee that relates to, if applicable: (a) initial services to be provided, such as consideration for the franchise rights and initial services to be performed by you, (b) equipment, supplies, and other tangible assets to be furnished initially, (c) products to be sold in the future, and (d) services to be provided in the future. Refer to paragraph 5 of SFAS 45.

6. In future filings, please quantify and disclose the following information regarding your franchisee arrangements:
• the per-franchise initial franchise fee;
• the initial and renewal terms of your franchisee agreements;
• the weekly royalty percentage; and
• any other significant terms of your franchisee arrangements.

Note 4 - Commitments and Contingencies, page16

7. Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalation clauses. Refer to paragraph 16d. of SFAS 13.

Note 6 - Common Stock, page 16

8. We note that you converted several loans into shares of common stock during fiscal years 2004 and 2005. We further note that you recorded a beneficial conversion feature of approximately $80,000 during the year ended December 31, 2005. For each loan that was converted into equity, tell us and disclose:
all relevant conversion terms and conditions, such as the stated conversion price or conversion price formula and the date of earliest conversion;

• how the beneficial conversion feature(s) was/were calculated and whether the beneficial conversion feature(s) was/were recognized immediately in the statement of operations or amortized from the commitment date to the date of earliest conversion; and
• the statement of operations line item in which the beneficial conversion feature was recognized.
Please provide detailed calculations and journal entries to facilitate our review. Refer to EITF 98-5 and 00-27.

9. We note that you completed private placements of 930,000 and 920,000 units in May 2004 and October 2006, respectively, and that each unit consisted of a common share and a share purchase warrant entitling the holder to purchase one common share or one half of an additional common share. Please provide us with a detailed explanation of your accounting treatment for the warrants issued in conjunction with your unit issuances. In doing so, tell us whether you considered paragraph 6 of SPAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under paragraph l la. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19, particularly paragraphs 14-18 regarding settlements in registered shares, in arriving at your conclusion.
10. For each warrant issuance, please disclose the fair value of the underlying common stock on the issuance date, the fair value of the warrant and the methodology and assumptions used in determining fair value. If you did not use the fair value of a share of your common stock to determine the fair value of your stock warrants or took a discount from the fair value of your common stock, please tell us your basis for doing so. For each warrant issuance, please disclose the fair value of the warrants, the valuation method used, the amount of consideration received in exchange for warrants issued, and the amounts and periods over which the fair value of the warrant issuances were recorded. Exhibits 31.1 and 31.2

11. In future Form 10-KSB and 10-QSB filings, please exclude the words "annual" or "quarterly" from paragraphs two and three of your certifications and reference only the "report." The certifications should be worded exactly as set forth in Item 601(b)(31) of Regulation S-B.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Notes to the Consolidated Financial Statements

General

12. Please include a revenue recognition policy for each revenue line item presented in your consolidated statements of operations. In doing so, describe each revenue line item, discuss how the revenue is generated and disclose any significant terms or agreements associated with each source of revenue. Also, please tell us whether your line item "Miscellaneous finder and professional fees" are fees generated within the normal course of your business activities.

13. We presume that you adopted SFAS 131 and have identified one reportable segment in which you operate. Explain to us the process by which you identified operating segments for purposes of reporting under SFAS 131. We remind you that operating segments may only be aggregated into one reportable segment if you have met all the aggregation criteria outlined in paragraph 17 of SFAS 131. Please explain to us in detail how you determined that your segment reporting is consistent with the requirements of paragraphs 10 through 21 of SFAS 131. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

Note 2 -Significant Eventsimage 10

14. We note that you recognize proceeds and expenditures for the construction of franchise stores on a gross basis when you manage the construction process. Please explain what is meant by your disclosure "manages the construction process on a gross basis." In doing so, please tell us whether your employees provide the construction services or whether you hire subcontractors and tell us who is ultimately responsible for work performed. Also tell us why gross reporting of revenues is appropriate and in compliance with the guidance in EITF 99-19. In your response, please provide us with illustrative journal entries that you use to record store construction activities, beginning with receipt of construction deposits and continuing through sale of the fixed asset.

15. We note that you have opened several franchise store locations in September 2006 where you recorded franchise fee revenues and store sales revenues. Please tell us and disclose how you bifurcate your franchise fees from store sales revenues. Refer to paragraphs 12 and 13 of SFAS 45.

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff
Accountant Andrew Blume at (202) 551-3254 or Staff Accountant Yong Kim at (202)
551-3323. Any other questions regarding disclosure issues may be directed to me at

(202) 551-3716.
Sincerely,

William Choi
Branch Chief